AUDITORS' REPORT

To the Shareholders
Teryl Resources Corp.

We have audited the consolidated balance sheet of Teryl Resources Corp. as at May 31, 2004, the consolidated statements of operations, deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2004, and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at May 31, 2003 and for the year then ended, were audited by other auditors who expressed an opinion without reservation in their report dated October 16, 2003.

Vancouver, B.C.	“Morgan & Company”

October 1, 2004	Chartered Accountants

TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT MAY 31, 2004

TERYL RESOURCES CORP.

CONSOLIDATED BALANCE SHEET

AS AT MAY 31, 2004

ASSETS	2004	2003
Current Assets:	$	$
Cash	370,558	-
Amounts receivable	7,498	70,738
Prepaid expense	33,157	3,059
Advances to related companies (Note 3)	16,559	10,112

	427,772	83,909
Investments (Note 4)	4,026	4,026
Office Equipment (Note 5)	13,470	3,939
Oil and Gas Well Interests (Note 6)	-	-
Mineral Property Interests (Note 7)	196,795	176,150
Deferred Expenditures:
Exploration and development (Note 7)	2,502,058	1,849,567

	3,144,121	2,117,591
LIABILITIES
Current Liabilities:
Bank overdraft	-	50,381
Accounts payable and accrued liabilities	48,772	622,410
Income taxes payable	747	750
Debenture payable (Note 9)	150,000	150,000
Advances from related companies (Note 10)	208,221	655,996

	407,740	1,479,537
Contingencies and Commitments (Note 11)
SHAREHOLDERS' EQUITY
Share Capital: (Note 12)
Issued	9,018,122	6,297,375
Subscriptions Received (Note 15)	69,972	69,972
Contributed Surplus	169,356	-
Deficit	(6,521,069)	(5,729,293)

	2,736,381	638,054

	3,144,121	2,117,591

Approved by the Directors:

J. ROBERTSON	J. Robertson
J. LORETTE	J. Lorette

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED MAY 31, 2004

	2004	2003
	$	$
Mineral Claim Operations:
Revenue	-	-
Expenses:
Exploration and development written off re inactive claims	2,152	2,152

Net Income (Loss) from Mineral Claim Operations	(2,152)	(2,152)
Oil and Gas Operations:
Revenue	21,037	24,255
Expenses:
Operating expenses	7,118	8,823

Net Income (Loss) from Oil and Gas Operations	13,919	15,432

Net Operating Income (Loss)	11,767	13,280
Other Expenses:
Administration expenditures (Schedule A)	777,275	337,092

Accounts receivable written off	26,268	-

Net Income (Loss) for the Year	(791,776)	(323,812)

EARNINGS (LOSS) PER SHARE - Basic and diluted	(0.03)	(0.01)

Weighted Average number of Common shares outstanding:
Basic and diluted	28,925,934	23,937,235

CONSOLIDATED STATEMENT OF DEFICIT

Deficit at Beginning of Year	(5,729,293)	(5,405,481)
Add: Net Income (Loss) for the Year	(791,776)	(323,812)

Deficit at End of Year	(6,521,069)	(5,729,293)

Schedule A

TERYL RESOURCES CORP.

CONSOLIDATED SCHEDULE OF ADMINISTRATION EXPENDITURES

FOR THE YEAR ENDED MAY 31, 2004

	2004	2003
	$	$

Publicity, promotion and investor relations	327,301	177,606
Stock based compensation	169,356	-
Travel, auto and entertainment	64,466	6,535
Management and director's fees (Note 13)	55,522	63,000
Filing fees	28,843	17,030
Secretarial and employee benefits	25,141	15,013
Office, stationery, delivery and moving	21,974	18,140
Audit, accounting and consulting (Note 13)	21,700	34,953
Interest on debenture (Note 9)	14,737	14,697
Telephone and telecopier	13,193	26,119
Transfer agent fees	10,405	15,191
Legal	7,735	14,229
Office rent and utilities	5,200	5,951
Corporation capital taxes re subsidiary	4,528	4,751
Shareholders and meeting costs	4,324	2,284
Bank charges and interest	3,123	1,847
Foreign exchange loss (gain)	153	(83,152)
Write off of incorporation costs	-	1,379
Amortization	2,199	984

	779,900	337,144
Less: Interest income	2,625	52

Administration Expenditures for the Year	777,275	337,092

TERYL RESOURCES CORP.

CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION

AND DEVELOPMENT EXPENDITURES

FOR THE YEAR ENDED MAY 31, 2004

	2004	2003
	$	$
Silverknife Claims: (Joint Venture) (Note 7A)
Work assessment	-	2,152
Fish Creek Claims: (Joint Venture) (Note 7B)
Geophysical survey	37,038	45,100
Assays, maps, reports and insurance	2,320	2,495
	39,358	47,595
West Ridge Claims: (Note 7D)
Geophysical survey	295,560	11,277
Rent assessment	8,185	9,815
Assays and maps	4,121	1,884
	307,866	22,976
Gil Venture: (Joint Venture) (Note 7E)
Maps and reports	1,374	5,072
Phase II exploration – trenching and drilling	303,893	144,495
	305,267	149,567
Exploration and Development for the Year	652,491	222,290
Exploration and Development at Beginning of Year	1,849,567	1,629,429
	2,502,058	1,851,719
Less: Exploration and development written off:
Re inactive claims	-	2,152

Exploration and Development at End of Year	2,502,058	1,849,567

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MAY 31, 2004

	2004	2003
	$	$

Operating Activities:
Revenue receipts for the year	22,764	22,915
Receipt of interest income	2,625	49
Refunds of goods and services sale taxes	16,634	10,824
Decrease in estimated liability for taxes	(3)	(112)
Payment of interest on debenture	(15,000)	(15,000)
Payments to suppliers for goods and services	(1,228,954)	(361,193)

Cash Flows Provided (Used) by Operating Activities	(1,201,934)	(342,517)

Financing Activities:
Share Capital Issued for Cash (Note 12)	2,446,687	260,948
Advances from (to) related companies (Notes 3 & 10)	(170,922)	260,318

Cash Flows Provided by Financing Activities	2,275,765	521,266

Investing Activities:
Purchase of mineral property interests	(20,645)	-
Purchase of office equipment	(11,730)	-
Exploration and development payments	(620,517)	(222,290)

Cash Flows Provided (Used) by Investing Activities	(652,892)	(222,290)

Increase (Decrease) in Cash for the Year	420,939	(43,541)

Cash (Deficiency) at Beginning of Year	(50,381)	(6,840)

Cash (Deficiency) at End of Year	370,558	(50,381)

Supplemental Disclosure of Non-Cash Financing Activities:

During the year ended May 31, 2004, the Company issued 201,600 common shares in settlement of debt totalling $ 70,560
During the year ended May 31, 2004 $203,500 owing to related parties was accepted for amounts owing for private placement subscriptions.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS AT MAY 31, 2004

1.	SIGNIFICANT CANADIAN ACCOUNTING POLICIES:
	[a]	Nature of Operations and Going Concern:

The Company makes expenditures on acquiring mineral properties and carries out exploration and development work thereon. It also acquires oil and gas property interests and participates in drilling wells thereon. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the development, the profitability of future production or the ability of the Company to dispose of those assets on a profitable basis. The Company's ongoing operation is dependent upon cash flow from successful operations and equity financing. The Company has incurred a loss of $ 791,776 in the year ended May 31, 2004 (2003 - $ 323,812). These financial statements are prepared on the basis that the Company will continue to operate as a going concern.

[b]	Equipment:
The Company records its equipment at cost and depreciates it on the declining-balance basis at 20% per annum, over the estimated useful life of the equipment.
[c]	Accounting for Oil and Gas Well Interests:
The Company capitalizes the drilling and equipment costs of its interest in specific wells, which are to be amortized or written off as follows:
	(i)	If wells are productive and connected to gathering systems - wells are depreciated on the straight-line basis over their estimated productive life of seven years, from date production begins.
	(ii)	If wells are believed to be productive but not connected to gathering systems (shut-in) - wells are deemed to produce for two months a year and depreciated on that basis.
	(iii)	If wells are, or are believed to become, non-productive - costs are charged to expense.
[d]	Accounting for Mineral Property Interests:
The Company capitalizes its acquisition costs of mineral properties (including finders fees) and the related exploration and development expenditures by claim groups, or its share of costs on joint ventures, which are to be amortized as follows:
	(i)	If property sold outright - costs written off entirely against proceeds.
(ii)	If property sold under option-type agreement - on basis of cash or shares received over total undiscounted amount to be received under agreement, exclusive of royalties or net profit participation.
(iii)	If property brought into production - on basis of units of production over total estimated reserves recoverable.
(iv)	If property retained, but has no proven economic reserves and is not currently being explored or developed by the Company or joint venture partner - costs written down to a nominal value.
(v)	If property abandoned - costs written off entirely.
[e]	Accounting for Administration Expenditures:
The Company expenses its administration expenditures in the current year, except for items directly attributable to mineral properties.
[f]	Revenue and Property Costs:

These statements reflect only Teryl's share of oil and gas revenue and expenses, although operations are conducted jointly with several parties. These statements reflect only Teryl's share of acquisition costs and expenditures on mineral property interests operated jointly with other parties.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 2
As At May 31, 2004

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued):
[ g]	Foreign Exchange Translations:
The Company converts its current assets and liabilities and future payments receivable at current exchange rates, its non-current assets and liabilities at rates in effect on transaction dates, and its income and expenses at average rates of exchange for the period. Gains or losses on the transactions are reflected as administration expense.
[ h]	Investments:
The Company's marketable securities are carried at cost until sold or a deemed disposition has occurred as defined under the Income Tax Act. The cost of shares sold is determined by the average cost method when less than all the shares held in one company are sold.
[ I]	Financial Instruments:
The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. Those financial instruments include cash, accounts and advances receivable, bank overdraft, accounts payable and amounts due to related parties, and their fair values approximate their carrying values, since they are short term in nature and are receivable or payable on demand.
[ j]	Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.
[ k]	Income Taxes:
The Company uses the liability method of accounting for future income taxes whereby future income taxes assets and liabilities are computed based on the differences between the carrying amount of assets and liabilities on the balance sheet, and their corresponding tax values using the currently enacted or substantially enacted, income tax rates expected to apply when these differences reverse. Future income tax assets also result from unused loss carry forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted , if necessary, by the use of a valuation allowance which is recorded against any future income tax asset if it is more likely that not that the asset will not be realized.
[ l]	Earnings Per Share:
Basic and diluted loss per share amounts are computed using the weighted average number of common shares outstanding during the year.
The Company calculates earning per share using a new standard, the treasury stock method. Under the treasury stock method, only instruments with exercise amounts less than the market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the years ended May 31, 2004 and 2003 for the dilutive effect of employee stock options and warrants, as they were all anti-dilutive. No adjustments were required to reported loss from operations in computing diluted per share amounts.
[ m]	Stock Based Compensation:
On June 1, 2003, the Company adopted the amended CICA Handbook Section 3870 - Stock Based Compensation and Other Stock Based Payments. This change in accounting policy as been applied prospectively without restatement.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 3
As At May 31, 2004

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued):
	[ m]	Stock Based Compensation (Continued):
Under this amended standard, the Company must account for compensation expensed based on the fair value of the rights granted under its stock based compensation plan. Under this method, compensation costs attributable to the share options granted to employees or directors is measured at fair market value at the grant date, and expensed over the expected exercise time frame with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Previously, the Company accounted for its stock based compensation using the intrinsic value method. No compensation costs were recorded in the financial statements for stock options granted as the options had no intrinsic value at the date of grant. Consideration paid by employees on the exercise of stock options and purchase of stock was credited to share capital.

2.	BASIS OF PRESENTATION:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Argon Investment Corporation (inactive) and Teryl, Inc. Teryl, Inc. was incorporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property interests and Texas oil and gas well interests. In April, 1998, Teryl, Inc. reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and owns 100% of the issued shares at May 31, 2004. If Teryl, Inc. shares are issued to others, Teryl Resources Corp.'s percentage holdings will decrease. See Note 15 re Teryl, Inc. transactions.

3.	ADVANCES TO RELATED COMPANIES consist of the following:

	2004	2003
Linux Gold Corp. (See Note 4)	-	3,719
Reg Technologies Inc.	1,300	5,983
REGI US, Inc.	14,440	-
Information Highway.com Inc.	818	409
International Diamond Syndicate Ltd. (See Note 4)	1	1

	16,559	10,112

The advances to related companies bear no interest and have no fixed repayment terms.

4.	INVESTMENTS consist of:

International Diamond Syndicate Ltd. (IDS) is a private company having no quoted market, in which Teryl Resources owns 40% of the issued shares. At May 31, 2000, the investment and advances to IDS were written down to $ 1 each as IDS’ property has no proven economic reserves.

Linux Gold Corp. (formerly LinuxWizardry Systems, Inc.) is a public company listed on US Stock Exchanges having a market value of $ 4,545 Cdn. at May 31, 2004 (2003 - $ 543).

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 4
As At May 31, 2004

4.	INVESTMENTS consist of: (Continued)

	2004	2003
International Diamond Syndicate Ltd.:
40 shares acquired June 24, 1993	30,500	30,500
Linux Gold Corp. :
120,000 shares acquired March 4, 1986	30,500	30,500
24,780 shares acquired February 28, 1993	6,195	6,195
(128,900) shares sold in 2000	(32,670)	(32,670)
15,880	4,025	4,025
	4,026	4,026

5.	OFFICE FURNITURE consists of:

Furniture and fixtures - at cost	46,662	34,932
Less: Accumulated amortization	33,192	30,993
	13,470	3,939

6.	OIL AND GAS WELL INTERESTS:

The Company owns 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann #4 wells, located in Burleson County, Texas. The carried cost of these wells has been completely depleted.

7.	MINERAL PROPERTY INTERESTS consist of the following:

				Acquisition Cost
Claim Group	Region	Interest	Ref.	2004	2003
Silverknife	Liard, BC	26.7%	A	1	1
Fish Creek	Fairbanks, Alaska	0-45%	B	33,538	19,452
Anderson Group	Fairbanks, Alaska	95%	C	6,559	-
West Ridge	Dome Creek, Alaska	100%	D	116,189	116,189
Gil Venture	Dome Creek, Alaska	20%	E	31,127	31,127
Stepovich Lease	Dome Creek, Alaska	10%	F	9,381	9,381

				196,795	176,150

A.	SILVERKNIFE:

Pursuant to agreements between Reg Technologies Inc., SMR Investments Ltd., Rapitan Resources Inc., and Chevron Minerals Ltd., the Company acquired a 30% working interest in the Silverknife mineral claims, situate in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR. The Company has written down their acquisition costs to $ 1 and has written off their exploration and development expenditures entirely, since the claims are not currently being explored and have no proven economic reserves.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 5
As At May 31, 2004

7.	MINERAL PROPERTY INTERESTS (Continued):
	B.	FISH CREEK:

On March 5, 2002, the Company and Linux Gold Corp. entered into an agreement whereby the Company may earn up to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA by expending $ 500,000 US within three years and issuing 200,000 common shares (issued December 16, 2002 for a deemed value of $ 16,000. Linux will have a 5% net royalty interest until the Company pays $ 2,000,000 US.

	C.	ANDERSON GROUP (2ND TIER):

Pursuant to a purchase agreement dated August 18, 2003, the Company paid Michael D. Roberts $ 6,559 ($ 5,000 US), with an additional $ 142,500 US owing in the next three years, for a 100% interest (subject to a 5% net profit interest) for 70.785 acres located in the Fairbanks Mining district of Alaska, USA, known as Anderson Group 2nd Tier R.L. of Dome Creek.

	D.	WEST RIDGE:

Pursuant to various agreements the Company earned a 100% interest in the West Ridge (48 claims) mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA. Teryl, Inc. has been conducting a geophysical survey over the past three years.

	E.	GIL VENTURE:

Pursuant to various agreements the Company acquired a 50% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska. On May 31, 1991, the Company, NERCO Exploration Company and Fort Knox Venture entered into an agreement which granted the Company a 20% participating interest in the claims, valued at $ 150,000 US ($ 171,720 Cdn). Under the agreement Fort Knox Venture paid the Company a total of $ 143,500 US and contributed $ 600,000 US to fund approved programs and budgets earning them an 80% participating interest in the property with the Company retaining a 20% participating interest. Fort Knox Venture through its operator Fairbanks Gold, has been doing exploration and development work on this property and hopes to go into production in the next few years. This has resulted in the Company, Inc. being required to pay its 20% share of expenses, which amounted to $ 305,267 ($ 227,916 US) in the May, 2004 year and $ 149,567 ($ 101,228 US) in the May, 2003 year. Further cash calls are expected for the 2005 year.

	F.	STEPOVICH LEASE:

On May 29, 1992, the Company granted Fort Knox Venture all of their interest in the Stepovich lease, except for a 10% Net Profit Interest. Fort Knox Venture assumed all of the Company's liabilities and obligations under the Stepovich lease.

SUMMARY OF MINING PROPERTIES:

	Balance	Changes	Balance	Changes	Balance
PROPERTY COSTS:	May 31/02	2003	May 31/03	2004	May 31/04
Silverknife	1		1		1
Fish Creek		19,452	19,452	14,086	33,538
Anderson Group - 2nd Tier	-		-	6,559	6,559
West Ridge	116,189		116,189		116,189
Gil Venture	31,127		31,127		31,127
Stepovich Lease	9,381		9,381		9,381

	156,698	19,452	176,150	20,645	196,795

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 6
As At May 31, 2004

7.	MINERAL PROPERTY INTERESTS (Continued):

	Balance	Changes	Balance	Changes	Balance
	May 31/02	2003	May 31/03	2004	May 31/04
DEFERRED EXPLORATION AND DEVELOPMENT:
West Ridge	246,186	22,976	269,162	307,866	577,028
Gil Venture	1,382,242	149,567	1,531,809	305,267	1,837,076
Stepovich Lease	1,001		1,001		1,001
Fish Creek		47,595	47,595	39,358	86,953
Silverknife - inactive		2,152		-	-
Silverknife - inactive	-	(2,152)	-	-	-

	1,629,429	220,138	1,849,567	652,491	2,502,058

8.	INCOME TAXES:
The Company has available losses of $ 1,592,000, which may be offset against future Canadian taxable income. These losses expire as follows:

Year ending May 31, 2005	$48,000
Year ending May 31, 2006	151,000
Year ending May 31, 2007	78,000
Year ending May 31, 2008	227,000
Year ending May 31, 2009	10,000
Year ending May 31, 2010	72,000
Year ending May 31, 2011	381,000
Year ending May 31, 2012	625,000
$1,592,000

The Company has provided a full valuation allowance against any future tax asset arising from losses carried forward as it is considered less than likely that any benefit will be realized. The Company has Canadian and foreign exploration and development expenditures of $ 1,245,039 available to reduce future taxable income from mineral properties.

9.	DEBENTURE PAYABLE:

Pursuant to various agreements the Company agreed to issue a convertible debenture for $ 150,000 to Keltic Bryce Enterprises Inc., subject to regulatory approval. The original agreement dated September 1, 1991 was approved. However, an amendment requested by Keltic Bryce, which resulted in the withdrawal of the original agreement, increasing the number of units and decreasing the share and warrant prices, did not subsequently receive approval and the debenture is not convertible under existing regulatory policy. Interest of $ 13,563 was accrued to May 31, 2004 (2003 - $ 13,827). Teryl paid Keltic Bryce $ 15,000 interest on November 12, 2003.

After various disputes the Company and Keltic Bryce Enterprises Inc. are negotiating a Settlement Agreement to repay Keltic Bryce the $ 150,000 loan and all accrued interest as full settlement of the Debenture. As at May 31, 2004, no resolution has been obtained.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 7
As At May 31, 2004

10.	ADVANCES FROM RELATED COMPANIES consist of:	2004	2003
	Access Information Systems Inc.	-	128,578
	JGR Petroleum Inc.	-	102,214
	Rainbow Network	55,611	61,348
	540330 BC Ltd.	-	78,228
	Sovo Computer Centre	-	4,953
	SMR Investments Ltd.	152,610	280,675

		208,221	655,996

The advances from related companies bear no interest and have no fixed repayment terms.

11.	CONTINGENCIES AND COMMITMENTS:
See Note 12 below for "Outstanding Commitments to Issue Shares".

12.	SHARE CAPITAL:
Authorized Share Capital consists of:

Common Shares - voting	No Par Value	100,000,000
Preferred Shares - non-voting	$ 1 Par Value	5,000,000

		105,000,000

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefor being determined by the Directors, subject to regulatory approval. No Preferred Shares have been issued to the date of these financial statements.

Issued Share Capital - Common - consists of the following:

		No. of
FOR CASH:	Ref.	Shares	Price	Amount

Total Issued for Cash at May 31, 2002		18,633,174		5,062,288
Shares issued in May 31, 2003 Year:
Private placement	A	1,500,000	0.10	150,000
Employee stock option exercised	B	12,500	0.15	1,875
Private placement warrants exercised	C	275,000	0.12	33,000
Private placement	D	217,350	0.35	76,073
		2,004,850		260,948
Total Issued for Cash at May 31, 2003				5,323,236
		20,638,024

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 8
As At May 31, 2004

12.	SHARE CAPITAL (Continued):

Issued Share Capital - Common - consists of the following:

Total Issued for Cash at May 31, 2003		20,638,024		5,323,236
Shares issued in May 31, 2004 Year:
Stock options exercised	E	247,500	0.15	37,125
Private placement	F	2,000,000	0.25	495,887
Private placement warrants exercised	G	250,000	0.12	30,000
Stock option exercised	H	50,000	0.40	20,000
Private placement	I	3,000,000	0.35	1,026,375
Private placement warrants exercised	J	193,500	0.30	58,050
Private placement	L	2,000,000	0.50	982,750
		7,741,000		2,650,187
Total Issued for Cash at May 31, 2004		28,379,024		7,973,423
FOR MINERAL PROPERTY INTERESTS:
Total Issued for Mineral Property
at May 31, 2002		2,497,359		604,659
Shares issued in May 31, 2003 Year:
Fish Creek mineral property	M	200,000	0.08	16,000
Total Issued at May 31, 2003 and 2004		2,697,359		620,659
FOR DEBT, EXTENSIONS AND ACQUISITION:
Total Issued for Debt, Extensions and Acquisition :
at May 31, 2003		1,902,705		353,480
Shares issued in May 31, 2004 Year:
Debt settlement	K	201,600	0.35	70,560
Total Issued for Debt, Extensions and Acquisition :
at May 31, 2004		2,104,305		424,040

TOTAL SHARES ISSUED AT MAY 31, 2004		33,180,688		9,018,122

A.

On December 11, 2002, the Company issued 1,500,000 units of capital stock at a price of $ 0.10 per unit, pursuant to a Private Purchase agreement, to net the treasury $ 150,000. Each unit consists of one common share and one share purchase warrant exercisable in the first year for $ 0.12 and $ 0.15 in the second year, per common share.

B.	On December 20, 2002, 12,500 shares at $ 0.15 per share were issued on exercise of stock options.
C.	On January 15 and 23, 2003, Private placement warrants for a total of 275,000 shares at $ 0.12 per share were exercised.
D.

On May 23, 2003, the Company issued 217,350 shares of capital stock at a price of $ 0.35 per unit, pursuant to a Private Purchase agreement, to net the treasury $ 76,073. These shares were issued in regards to a subscription received by its subsidiary, Teryl, Inc., as described in Note 15.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 9
As At May 31, 2004

12.	SHARE CAPITAL (Continued):
E.

On June 23, 2003, the president of the Company, exercised a Stock Option for 10,000 shares and on November 28, December 4, 2003 and February 24, 2004 three employees exercised Stock Options for 237,500 shares, at $ 0.15 per share to net the treasury $ 37,125.

F.

On August 26, 2003, the Company issued 2,000,000 units of capital stock pursuant to a Private Placement with 27 placees at a price of $ 0.25 per unit ($ 500,000 less issue costs of $ 4,113) to net the treasury $ 495,887. Each unit consists of one common share and one-half share purchase warrant exercisable in the first year for $ 0.30 and $ 0.40 in the second year, per common share.

	G.	On October 20, 2003, one individual exercised Private placement warrants for a total of 250,000 shares at $ 0.12 per share to net the treasury $ 30,000.
	H.	On November 21, 2003, 50,000 shares at $ 0.40 per share were issued on the exercise of stock options.
I.

On November 24, 2003, the Company issued 3,000,000 units of capital stock pursuant to a Private Placement with 50 placees at a price of $ 0.35 per unit ($ 1,050,000 less issue costs of $ 23,625) to net the treasury $ 1,026,375. Each unit consists of one common share and one-half share purchase warrant exercisable within one year for $ 0.50 per common share.

	J.	In December, 2003 and January, March and April, 2004, private placement warrants totalling 193,500 shares at $ 0.30 per share were exercised.
	K.	On March 9, 2004, the Company issued 201,600 common shares at $0.35 per share for settlement of debt totalling $ 70,560.
L.

On April 26, 2004, the Company issued a Private Placement with 27 placees for 2,000,000 units at $ 0.50 per unit to net the treasury $ 982,750 ($ 1,000,000 less issue costs of $ 17,250). Each unit consists of one common share and one share purchase warrant for one additional common share exercisable within eighteen months for a price of $ 0.60 per share.

	M.	On December 16, 2002, the Company issued 200,000 common shares, at a price of $ 0.08 each, to Linux Gold Corp. pursuant to the Fish Creek mineral claims agreement described in Note 7B.

Outstanding Commitments to Issue Shares:
At May 31, 2004, the following commitments to issue shares were outstanding:
	No. of		Expiry
Type of Commitment	Shares	Price	Date
Private placement warrants (Note 12A)	1,000,000	0.15	Dec. 11/04
Private placement warrants (Note 12F)	806,500	0.30/0.40	Aug. 26/04/05
Private placement warrants (Note 12I)	1,500,000	0.50	Nov. 24/04
Private placement warrants (Note 12L)	2,000,000	0.60	Oct. 26/05
Consultant's option	350,000	0.40	Feb. 19/06
Director's option	990,000	0.15	Apr. 22/07
Senior Officers' options	600,000	0.15	Apr. 22/07
Consultant's option	50,000	0.40	Dec. 16/07
Consultant's option	75,000	0.40	Mar. 4/08
Consultant's option	150,000	0.40	Oct. 20/08
Consultant's option	300,000	0.45	Nov. 14/08
Employee's option	50,000	0.63	Mar. 5/09

	7,871,500

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 10
As At May 31, 2004

12.	SHARE CAPITAL (Continued):

During the year ended May 31, 2003, the Company granted a stock option to an employee to purchase up to 25,000 common shares, a stock option to a senior officer to purchase up to 200,000 common shares, at a price of $ 0.15 and a stock options to four consultants to purchase up to 525,000 common shares at a price of $ 0.40, for five year periods.

During the year ended May 31, 2004, the Company issued stock options to two consultants, for 150,000 common shares at $ 0.40 and 300,000 common shares at $ 0.45 respectively, and to one employee for 50,000 common shares at $ 0.63, exercisable within a five year period. In November, 2003, the Company cancelled two employee stock options one for 50,000 common shares at $ 0.40 expiring March 4, 2008 and the other for 25,000 common shares at $ 0.15 expiring April 22, 2007.

During the year ended May 31, 2004, the Company had the following stock option activity:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	OPTIONS	PRICE

Balance outstanding, May 31, 2003	2,437,500	$0.21

Granted	500,000	0.45
Exercised	(297,500)	0.19
Cancelled	(75,000)	0.32

Balance outstanding, May 31, 2004	2,565,000	$0.26

The following table summarizes information about the stock options outstanding as at May 31, 2004:

		WEIGHTED
	NUMBER	AVERAGE	NUMBER
	OF	REMAINING	OF
EXERCISE	OPTIONS	CONTRACTUAL	OPTIONS
PRICE	OUTSTANDING	LIFE (YEARS)	EXERCISABLE

$ 0.15	1,590,000	2.89	1,590,000
$ 0.40	625,000	2.75	625,000
$ 0.45	300,000	4.46	300,000
$ 0.63	50,000	4.76	50,000

$ 0.26	2,565,000	3.08	2,565,000

Stock Based Compensation Expense:
The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model assuming no dividend yield and the following weighted average assumption for options granted: expected volatility of 158% (2003 - 500%), weighted average risk free interest rate of between 4.56% (2003 - 4.5%) and expected life of 2 years (2003 - 3 to 5 years).

For the year ended May 31, 2003 had compensation expense for the stock options been determined based on the fair value method, the Company's net loss for the year would have been increased by $ 115,980 to $ 439,792. The pro-forma net loss per share would have increased to $ 0.02 from $ 0.01.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 11
As At May 31, 2004

13.	RELATED PARTY TRANSACTIONS:

Reg Technologies Inc. is a public company which shares office facilities and staff, several directors and participates in Joint Ventures with the Company. See Note 7A in respect to the property that is operated as a Joint Venture with Reg. See Note 3 advances to Reg.

SMR Investments Ltd. is a private company which is controlled by an officer of the Company who has significant influence on the affairs of the companies. Under a management contract with SMR Investments Ltd. the Company agreed to pay up to $ 2,500 per month for management services. The Company was deemed to have paid SMR management fees totalling $ 17,500 during the current year (2003 - $ 30,000). See Note 7A regarding mineral property transactions with SMR and Note 10 re advances from SMR.

The Company holds 15,880 shares of Linux Gold Corp., US a public company controlled by an officer of the Company, as described in Note 4. See Note 3 re Linux advances. See Note 7B regarding mineral property transactions with Linux.

Director's fees of $ 12,000 were paid to J. Robertson, President of the Company, during the 2004 fiscal year; Administration consulting fees of $ 24,375 (2003 - $ 33,000) were paid to Lorette Enterprises and/or J. Lorette, Vice-President of the company. Secretarial fees of $ 20,874 (2003 - $ 15,013) were paid to M. van Oord, a director of the company.

Administration fees of $ 1,646 were paid to KLR Petroleum Ltd. which is controlled by an officer of the Company who has significant influence on their affairs.

14.	SUBSEQUENT EVENTS:

On June 23, 2004, the Company, Jean Turner and Ron Way (Owners) entered into a mineral property lease with Right of First Refusal, whereby the Company may, for a period of ten years (and longer if still developing or in production), develop the property known as the Upper Fox Creek mining lease, subject to a 3% Net Smelter Return, for payments of $ 10,000 US per year. The Company may purchase the production royalty for $ 1,000,000 US before production or $ 1,500,000 US after production.

Subsequent to May 31, 2004 an aggregate of 847,000 shares had been issued for warrants exercised for total proceeds of $220,275.

15.	TERYL, INC. TRANSACTIONS (100% US Subsidiary):
In April, 1998, Teryl, Inc. reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public on US exchanges. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and holds 100% of the shares at May 31, 2004.

In 1998, Teryl, Inc. offered a private placement for up to 1,000,000 shares at a price of $ 0.15 US and subscriptions of $ 146,044 ($ 96,750 US) were received by November 19, 1999. Since the offering was not fully subscribed, the Companies negotiated with the subscribers to replace the Teryl, Inc. shares with Teryl Resources Corp. shares. See Note 12 regarding the $ 76,073 ($ 51,750 US) worth of capital stock issued May 23, 2003 for these subscriptions. One subscriber did not return the agreement and negotiations are proceeding to resolve this.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 12
As At May 31, 2004

16.	CHANGE OF NAME:

At the Annual General Meeting held January 22, 2003, the Board was granted approval to apply to have the Company's named changed to Teryl Gold Inc. The name change was accepted by the Province of British Columbia on February 1, 2003, however, the Company had not completed all the paperwork for informing regulatory authorities by the date of these financial statements and, therefore, still uses the name of Teryl Resources Corp.